                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               GALEY & LORD, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   36353K-10-3
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                                  (Page 1 of 7)

CUSIP No. 36352K-10-3                   13D                    Page 2 of 7 Pages



  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp Venture Capital, Ltd.
     13-2598089

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

     WC

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

      NUMBER OF               7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY
        EACH                     4,998,702
     REPORTING
       PERSON                 9  SOLE DISPOSITIVE POWER
        WITH

                             10  SHARED DISPOSITIVE POWER

                                 4,998,702

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,998,702

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.00%

 14  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 36352K-10-3                  13D                     Page 3 of 7 Pages


  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citibank, N.A.
     13-5266470

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

     OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY               8  SHARED VOTING POWER
      OWNED BY
        EACH                      4,998,702
     REPORTING
       PERSON                  9  SOLE DISPOSITIVE POWER
        WITH

                              10  SHARED DISPOSITIVE POWER

                                  4,998,702

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,998,702

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.00%

 14  TYPE OF REPORTING PERSON*

     BK

CUSIP No. 36352K-10-3                  13D                     Page 4 of 7 Pages


  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp
     06-1515595

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

     OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY               8  SHARED VOTING POWER
      OWNED BY
        EACH                      4,998,702
     REPORTING
       PERSON                  9  SOLE DISPOSITIVE POWER
        WITH

                              10  SHARED DISPOSITIVE POWER

                                  4,998,702

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,998,702

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.00%

 14  TYPE OF REPORTING PERSON*

     HC

CUSIP No. 36352K-10-3                  13D                     Page 5 of 7 Pages


  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

     OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY               8  SHARED VOTING POWER
      OWNED BY
        EACH                      5,008,535
     REPORTING
       PERSON                  9  SOLE DISPOSITIVE POWER
        WITH

                              10  SHARED DISPOSITIVE POWER

                                  5,008,535

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,008,535

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.08%

 14  TYPE OF REPORTING PERSON*

     HC

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the 13D originally filed on April 2, 1999, as amended by Amendment No. 1 to Schedule 13D filed on May 25, 1999, with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

         This Amendment No. 2 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). Amendment No. 2 is being filed due to the purchase by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of the Issuer's Common Stock.

         Item 5(a)-(b) is hereby amended in its entirety as follows:

         (a)-(b) As of the close of business on June 17, 1999, CVC beneficially owns 4,998,702 shares of Common Stock, representing approximately 42.00% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 4,998,702 shares of Common Stock, representing approximately 42.00% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 5,008,535 shares of Common Stock representing approximately 42.08% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

         Item 5(c) is hereby amended by adding the following sentences to the end of the paragraph:

         On June 3, 1999, CVC acquired 10,000 shares of Common Stock for $4.125 per share in the public market. On June 4, 1999, CVC acquired 30,400 shares of Common Stock for $4.125 per share in the public market. On June 8, 1999, CVC acquired 10,000 shares of Common Stock for $4.00 per share in the public market. On June 9, 1999, CVC acquired 5,000 shares of Common Stock for $3.875 per share in the public market. On June 10, 1999, CVC acquired 12,300 shares of Common Stock for $3.7871 per share in the public market. On June 11, 1999, CVC acquired 48,500 shares of Common Stock for $3.50 per share in the public market. On June 17, 1999, CVC acquired 15,000 shares of Common Stock for $3.25 per share in the public market.


                               Page 6 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 1999


                              CITICORP VENTURE CAPITAL, LTD.


                              By: /s/ Helene B. Shavin
                                  -------------------------------------------
                                  Name: Helene B. Shavin
                                  Title: Vice President & Assistant Secretary


                              CITIBANK, N.A.


                              By: /s/ Glenn S. Gray
                                  -------------------------------------------
                                  Name: Glenn S. Gray
                                  Title: Vice President & Assistant Secretary


                              CITICORP


                              By: /s/ Glenn S. Gray
                                  -------------------------------------------
                                  Name: Glenn S. Gray
                                  Title: Assistant Secretary


                              CITIGROUP INC.


                              By: /s/ Glenn S. Gray
                                  -------------------------------------------
                                  Name: Glenn S. Gray
                                  Title: Assistant Secretary


                               Page 7 of 7 Pages